                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of September, 2002


                               STOLT-NIELSEN S.A.
           -----------------------------------------------------------
                 (Translation of registrant's name into English)


                            c/o STOLT-NIELSEN LIMITED
                                  Aldwych House
                                  71-91 Aldwych
                            London WC2B 4HN, England
           -----------------------------------------------------------
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form-20 F or Form 40-F.

                        Form 20-F X              Form 40-F
                                 ----                     ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                        Yes                      No  X
                            ----                    ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                  INTRODUCTION


Attached herewith is Form 6-K of the registrant containing financial statements prepared in conformity with Regulation S-X, and consisting of Unaudited Consolidated Statements of Income, Unaudited Consolidated Balance Sheets, Unaudited Consolidated Statements of Cash Flows, Unaudited Consolidated Statements of Shareholders' Equity and Notes to the Unaudited Consolidated Financial Statements for the registrant's six months ended May 31, 2002 and 2001. This Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form S-8 (No. 333-11178 and 333-06958) and to be a part of such registration statements from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                 (IN U.S. DOLLAR THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                                                            ------------------------------
                                                                                 MAY 31,           MAY 31,
                                                                                  2002              2001
                                                                            -----------        -----------
                                                                                        (UNAUDITED)

NET OPERATING REVENUE                                                       $ 1,289,571        $ 1,186,356
Operating expenses                                                            1,143,956          1,034,254
                                                                            -----------        -----------
GROSS PROFIT                                                                    145,615            152,102

Equity in net income of non-consolidated joint ventures                           9,142              6,793
Administrative and general expenses                                            (104,669)          (104,098)
Restructuring charges                                                            (6,398)                 -
                                                                            -----------        -----------
        INCOME FROM OPERATIONS                                                   43,690             54,797

Non-operating income/(expense):
        Interest expense, net                                                   (46,166)           (61,315)
        Foreign currency exchange gain (loss), net                                 (941)             1,116
        Other, net                                                                1,571              2,218
                                                                            -----------        -----------
        LOSS BEFORE INCOME TAX AND MINORITY INTEREST                             (1,846)            (3,184)

Income tax benefit/(provision)                                                    3,606            (10,088)
                                                                            -----------        -----------
        INCOME (LOSS) BEFORE MINORITY INTEREST                                    1,760            (13,272)

Minority interest                                                                (5,289)             9,844
                                                                            -----------        -----------

        NET LOSS                                                            $    (3,529)       $    (3,428)
                                                                            ===========        ===========


PER SHARE DATA
Net loss per share:
        Basic                                                               $     (0.06)       $     (0.06)
        Diluted                                                             $     (0.06)       $     (0.06)

Weighted average number of Common shares and equivalents outstanding:
        Basic                                                                    54,925             54,861
        Diluted                                                                  54,925             54,861

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (IN U.S. DOLLAR THOUSANDS)


                                                                         May 31,     November 30,          May 31,
                                                                            2002             2001             2001
                                                                     -----------     ------------      -----------
                                                                     (Unaudited)        (Audited)      (Unaudited)
ASSETS

Cash and cash equivalents                                            $    22,505      $    24,865      $    29,371
Trade receivables, net                                                   506,466          566,628          454,207
Inventories                                                              204,880          186,695          152,753
Prepaid expenses                                                         105,608           89,728           97,678
Other current assets                                                      86,717           86,900           47,104
                                                                     -----------     ------------      -----------
    TOTAL CURRENT ASSETS                                                 926,176          954,816          781,113

Fixed assets, net of accumulated depreciation                          2,401,505        2,511,713        2,574,371
Investment in non-consolidated joint ventures                             98,108          107,035          107,355
Goodwill and other intangible assets, net                                229,733          222,651          207,785
Other non-current assets                                                 191,745          175,659          180,079
                                                                     -----------     ------------      -----------
     TOTAL ASSETS                                                    $ 3,847,267      $ 3,971,874      $ 3,850,703
                                                                     ===========     ============      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Loans payable to banks                                               $   222,232      $   284,083      $   279,803
Current maturities of long-term debt and capital lease
  obligations                                                             91,539          133,016           80,912
Accounts payable                                                         287,417          383,272          320,340
Accrued liabilities                                                      359,282          305,443          279,185
                                                                     -----------     ------------      -----------
     TOTAL CURRENT LIABILITIES                                           960,470        1,105,814          960,240

Long-term debt and capital lease obligations                           1,342,659        1,275,755        1,338,114
Minority interest                                                        262,395          321,584          311,318
Other non-current liabilities                                            196,466          168,099          166,349
                                                                     -----------     ------------      -----------
     TOTAL LIABILITIES                                                 2,761,990        2,871,252        2,776,021

Capital stock and Founder's shares                                        62,637           62,607           62,567
Paid-in surplus                                                          355,128          384,199          383,699
Retained earnings                                                        877,570          894,897          867,757
Accumulated other comprehensive loss                                     (76,034)        (107,057)        (105,317)
Treasury stock                                                          (134,024)        (134,024)        (134,024)
                                                                     -----------     ------------      -----------
     TOTAL SHAREHOLDERS' EQUITY                                        1,085,277        1,100,622        1,074,682
                                                                     -----------     ------------      -----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 3,847,267      $ 3,971,874      $ 3,850,703
                                                                     ===========     ============      ===========

Total interest-bearing debt and capital lease obligations net of
     cash and cash equivalents:                                      $ 1,633,925      $ 1,667,989      $ 1,669,458
                                                                     -----------     ------------      -----------
Minority interest in Stolt Offshore                                  $   246,974      $   309,882      $   304,808
                                                                     -----------     ------------      -----------

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

                           STOLT-NIELSEN S.A. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN U.S. DOLLAR THOUSANDS)


                                                                            SIX MONTHS ENDED
                                                                       ---------------------------
                                                                         MAY 31,          MAY 31,
                                                                          2002             2001
                                                                       ----------       ----------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVTIES:

Net income (loss)                                                      $  (3,529)       $  (3,428)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES:
Depreciation of fixed assets                                              96,978           96,058
Amortization of intangible assets                                          4,736            4,451
Amortization of drydock costs                                             13,020            7,375
Provisions for reserves and taxes                                        (10,375)          (1,154)
Equity in net (income) loss of non-consolidated joint ventures            (9,142)          (6,793)
Minority interest                                                          5,289           (9,844)
Gain on disposal of assets                                                (1,319)          (1,503)
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF ACQUISITIONS
   AND DIVESTITURES:
Decrease (increase) in trade receivables                                  92,933          (31,818)
(Increase) decrease in inventories                                       (12,306)          16,465
(Increase) decrease in prepaid expenses and other current assets          (9,472)          10,508
(Decrease) increase in accounts payable and accrued liabilities          (64,332)         (21,220)
Payments of drydock costs                                                (10,624)         (15,623)
Dividends from non-consolidated joint ventures                            17,497              413
Other, net                                                                 1,174           (3,584)
                                                                       ----------       ----------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                             110,528           40,303
                                                                       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures                                                     (57,110)        (124,601)
Proceeds from sales of ships and other assets                            128,392            5,770
Acquisition of subsidiaries, net of cash acquired                         (2,440)         (33,152)
Settlement of share price guarantees by Stolt Offshore                   (61,847)               -
Investment in and advances to affiliates and others, net                 (17,064)         (21,840)
(Increase) decrease in restricted cash deposits                           (1,084)           1,418
Other, net                                                                   720              744
                                                                       ----------       ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                (10,433)        (171,661)
                                                                       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

Increase (decrease) in loans payable to banks, net                       (63,907)         150,593
Repayment of long-term debt                                              (41,583)         (43,370)
Principal payments under capital lease obligations                       (23,928)          (3,483)
Proceeds from issuance of long term debt - Ship Financing/other           94,983           42,370
Repurchase of shares by Stolt Offshore                                   (55,203)               -
Proceeds from exercise of stock options                                      378              728
Dividends paid                                                           (13,801)         (13,774)
                                                                       ----------       ----------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                            (103,061)         133,064
                                                                       ----------       ----------
Effect of exchange rate changes on cash                                      606           (1,105)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (2,360)             601
Cash and cash equivalents at beginning of period                          24,865           28,770
                                                                       ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $  22,505        $  29,371
                                                                       ==========       ==========

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          (IN U.S. DOLLAR THOUSANDS)
                                  (UNAUDITED)

                                                                                                        ACCUMULATED
                                                                                                           OTHER
                                                       CAPITAL     PAID-IN      TREASURY     RETAINED  COMPREHENSIVE  COMPREHENSIVE
                                                        STOCK      SURPLUS       STOCK       EARNINGS   INCOME(LOSS)   INCOME(LOSS)
BALANCE, NOVEMBER 30, 2001                           $  62,607    $ 384,199    $(134,024)   $ 894,897    $(107,057)

Exercise of stock options for
  30,213 Common shares                                      30          301            -            -            -

Issuance of 7,554 Founder's shares                           -            -            -            -            -

Cash dividends paid - $0.25 per Common share                 -            -            -      (13,729)           -
Cash dividends paid - $0.005 per Founder's share             -            -            -          (69)           -

Settlement of share price guarantees by
  Stolt Offshore                                             -      (29,372)           -            -            -

Net loss                                                     -            -            -       (3,529)           -    $  (3,529)

Other comprehensive income:
  Translation adjustments, net                               -            -            -            -       16,449       16,449

  Unrealized gain on securities                              -            -            -            -        3,324        3,324

  Net gain on cash flow hedges                               -            -            -            -       11,250       11,250
                                                                                                                      ---------
Other comprehensive income                                                                                               31,023
                                                                                                                      ---------
Comprehensive income                                                                                                  $  27,494
                                                     ---------    ---------    ----------   ---------    ----------   =========
BALANCE, MAY 31, 2002                                $  62,637    $ 355,128    $(134,024)   $ 877,570    $ (76,034)
                                                     =========    =========    ==========   =========    ==========

BALANCE, NOVEMBER 30, 2000                           $  62,533    $ 383,353    $(134,024)   $ 884,959    $(100,989)

Exercise of stock options for
  34,438 Common shares                                      34          346            -            -            -

Issuance of 7,670,782 Founder's shares                       -            -            -            -            -

Cash dividends paid - $0.25 per Common share                 -            -            -      (13,734)           -
Cash dividends paid - $0.005 per Founder's share             -            -            -          (40)           -

Net loss                                                     -            -            -       (3,428)           -    $  (3,428)

Other comprehensive income (loss):
  Translation adjustments, net                               -            -            -            -        1,942        1,942

  Unrealized loss on securities                              -            -            -            -       (1,529)      (1,529)

  Transition adjustment upon adoption of
     SFAS No. 133                                            -            -            -            -       (5,083)      (5,083)

  Net gain on cash flow hedges                               -            -            -            -          342          342
                                                                                                                      ---------
Other comprehensive loss                                                                                                 (4,328)
                                                                                                                      ---------
Comprehensive loss                                                                                                    $  (7,756)
                                                     ---------    ---------    ----------   ---------    ----------   =========
BALANCE, MAY 31, 2001                                $  62,567    $ 383,699    $(134,024)   $ 867,757    $(105,317)
                                                     =========    =========    ==========   =========    ==========

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

                               STOLT-NIELSEN S.A.
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY
Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood. The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions. The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a subsidiary in which the Company held a 57% economic interest and a 65% voting interest as of May 31, 2002. SOSA is a leading contractor to the offshore oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, tuna, sole and tilapia. In addition, in early 2000 the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry.

2. SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the financial statements of all majority-owned companies after the elimination of all significant intercompany transactions and balances. The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method.

The unaudited consolidated financial statements for the six months ended May 31, 2002 and May 31, 2001 have been prepared in conformity with U.S. generally accepted accounting principles for interim period financial statements. For further information, reference is made to the consolidated financial statements for the year ended November 30, 2001 and the footnotes related thereto included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission from which the November 30, 2001 balances presented herein have been derived.

The unaudited financial statements include, in the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the results for such periods in conformity with U.S. generally accepted accounting principles and on a basis consistent with the consolidated financial statements for the year ended November 30, 2001. Interim period results may not be indicative of results for the full year.

Earnings per Share
Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the period for all potentially dilutive shares and equivalents outstanding during the period using the treasury stock method. Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to Common shareholders. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

                                                          Six months ended
                                                      ------------------------
                                                       May 31,         May 31,
(in thousands, except per share data)                   2002            2001
                                                      --------        --------
Net loss                                              $ (3,529)       $ (3,428)

Less: Dividends on Founder's shares                        (69)            (40)
                                                      --------        --------
Net loss attributable to Common shareholders          $ (3,598)       $ (3,468)

Basic weighted average shares outstanding               54,925          54,861

Dilutive effect of options issued to executives              -               -
                                                      --------        --------
Diluted weighted average shares outstanding             54,925          54,861

Basic loss per share                                  $  (0.06)       $  (0.06)

Diluted loss per share                                $  (0.06)       $  (0.06)

The diluted loss per share does not include common share equivalents in respect to share options of 436,000 and 469,000 for the six months ended May 31, 2002 and 2001, respectively, as their effect would be anti-dilutive.

Comprehensive Income
In 1999, the Company adopted Statement of Financial
Accounting Standards ("SFAS") No. 130, "REPORTING COMPREHENSIVE INCOME." The Statement established rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities, and is presented in the consolidated statements of shareholders' equity. Accumulated other comprehensive loss, as of May 31, 2002, November 30, 2001, and May 31, 2001 consisted of the following:

                                         MAY 31,     NOVEMBER 30,      MAY 31,
(IN THOUSANDS)                            2002            2001           2001
                                       ----------    ------------    ----------
Cumulative translation
  adjustments, net                     $ (72,809)     $ (89,258)     $ (95,870)
Unrealized loss on securities             (8,614)       (11,938)        (4,706)
Minimum pension liability
  adjustment                              (4,260)        (4,260)             -
Net unrealized gain (loss) on cash
  flow hedges                              9,649         (1,601)        (4,741)
                                       ----------    ------------    ----------
                                       $ (76,034)     $(107,057)     $(105,317)
                                       ==========    ============    ==========

Future Adoption Of New Accounting Standards
In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact of SFAS No. 146 on its results of operations and financial position.


3. INVENTORIES
SOSA inventories are stated at the lower of cost or market value. Cost is generally determined using the weighted average cost method. Mobilization costs (costs, principally labor and materials, of fitting out and preparing equipment for specific contracts) are amortized over the shorter of the expected duration of the related contracts or the estimated useful life of the equipment. SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. Inventories at May 31, 2002, November 30, 2001 and May 31, 2001 consisted of the following:

MAY 31, 2002
(IN THOUSANDS)           SNTG         SOSA         SSF         TOTAL
                      --------    ---------     --------    ---------
Raw materials         $    116    $       -     $ 11,370     $ 11,486
Consumables                291       22,437        1,054       23,782
Work-in-progress            49        2,571            -        2,620
Seafood biomass              -            -      119,121      119,121
Finished goods               -            -       47,871       47,871
                      --------    ---------     --------    ---------
                      $    456     $ 25,008     $179,416     $204,880
                      ========    =========     ========    =========


NOVEMBER 30, 2001
(IN THOUSANDS)           SNTG         SOSA         SSF         TOTAL
Raw materials         $     77     $      -     $  6,023     $  6,100
Consumables                248       21,197          735       22,180
Work-in-progress            21        4,227            -        4,248
Seafood biomass              -            -      126,206      126,206
Finished goods               -            -       27,961       27,961
                      --------    ---------     --------    ---------
                      $    346     $ 25,424     $160,925     $186,695
                      ========    =========     ========    =========


MAY 31, 2001
(IN THOUSANDS)           SNTG         SOSA         SSF         TOTAL
Raw materials         $    107    $       -     $  8,174     $  8,281
Consumables                405       19,408          655       20,468
Work-in-progress            32        3,692            -        3,724
Seafood biomass              -            -       98,380       98,380
Finished goods               -            -       21,900       21,900
                      --------    ---------     --------    ---------
                      $    544     $ 23,100     $129,109     $152,753
                      ========    =========     ========    =========

4. CONTINGENCIES
Coflexip S.A. ("Coflexip") has commenced legal proceedings through a United Kingdom High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgement was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. Stolt Offshore appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. Stolt Offshore has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system on the SEAWAY FALCON and the process, by which the system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim to damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89 million, up from approximately $14 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible-lay system tower on the SEAWAY FALCON was brought into United Kingdom waters. Stolt Offshore estimates that the total claim will amount to approximately $115 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but it will be considerably less than the claim to lost profits. Stolt Offshore, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "ACCOUNTING FOR CONTINGENCIES", Stolt Offshore has reserved $1.5 million in its financial statements, this being the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

In September 1999, Stolt Offshore terminated its charter of the ship, TOISA PUMA, for default. Stolt Offshore is currently in arbitration with the owners, who are contesting that the termination was wrongful. During 2001, the owner quantified his claim to approximately $8 million. Stolt Offshore has disputed the magnitude of this claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, Stolt Offshore has a counterclaim related to the breakdown of the ship. Stolt Offshore, in consultation with its advisers, has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8 million. Stolt Offshore has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, Stolt Offshore has reserved $2 million in its financial statements, an amount to cover the liability for damages, which is at the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings will have a material adverse effect on the Company's business or financial condition.


5. RECLASSIFICATION
Certain prior period amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. Effective September 1, 2001, the Company changed its method of reporting freight revenue and costs for its SSF business segment in compliance with EITF Issue No. 00-10, "ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS." Freight costs are now charged to operating expenses rather than netted against net operating revenue. The Company's financial statements have been reclassified to reflect the increase in net operating revenue and operating expenses of $9.1 million for the six month period ended May 31, 2001.

6. SELECTED SEGMENT DATA


                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                         SELECTED SEGMENT DATA (IN U.S.
                                DOLLAR THOUSANDS)

The following tables present the contribution to net operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's business segments:

                                                                SIX MONTHS ENDED
                                                          ----------------------------
                                                              MAY 31,          MAY 31,
                                                                 2002             2001
                                                          -----------      -----------
                                                                    (UNAUDITED)
----------------------------------------------------------------------------------------
NET OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                  $   340,132      $   379,005
    Stolt Tank Containers                                     108,811          109,101
    Stolthaven Terminals                                       28,077           39,063
                                                          -----------      -----------
                                                              477,020          527,169
Stolt Offshore                                                627,476          473,076
Stolt Sea Farm                                                183,884          185,840
Corporate and Other                                             1,191              271
                                                          -----------      -----------
    TOTAL                                                 $ 1,289,571      $ 1,186,356
                                                          ===========      ===========
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
GROSS PROFIT:
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                  $    72,511      $    76,435
    Stolt Tank Containers                                      21,144           18,127
    Stolthaven Terminals                                        9,056           15,189
                                                          -----------      -----------
                                                              102,711          109,751
Stolt Offshore                                                 45,210           23,707
Stolt Sea Farm                                                 (3,497)          18,373
Corporate and Other                                             1,191              271
                                                          -----------      -----------
    TOTAL                                                 $   145,615      $   152,102
                                                          ===========      ===========
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
INCOME FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
    Stolt Parcel Tankers                                  $    40,977      $    45,149
    Stolt Tank Containers                                      11,083            6,672
    Stolthaven Terminals                                        7,690           13,158
                                                          -----------      -----------
      SNTG before Restructuring Charges                        59,750           64,979
    SNTG Restructuring Charges                                 (6,398)               -
                                                          -----------      -----------
                                                               53,352           64,979
Stolt Offshore                                                 14,784           (3,886)
Stolt Sea Farm                                                (16,689)           5,601
Corporate and Other                                            (7,757)         (11,897)
                                                          -----------      -----------
    TOTAL                                                 $    43,690      $    54,797
                                                          ===========      ===========
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                        $    27,975      $    21,364
SNTG Restructuring Charges                                     (6,321)               -
Stolt Offshore                                                  5,068          (21,769)
Stolt Sea Farm                                                (18,842)            (522)
Corporate and Other                                           (11,409)          (2,501)
                                                          -----------      -----------
    TOTAL                                                 $    (3,529)     $    (3,428)
                                                          ===========      ===========
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
                                                            AS OF
                                         ---------------------------------------------
                                             MAY 31,     NOVEMBER 30,          MAY 31,
                                                2002             2001             2001
                                         -----------     ------------      -----------
                                         (UNAUDITED)        (AUDITED)      (UNAUDITED)
TOTAL ASSETS:
Stolt-Nielsen Transportation Group       $ 1,900,816      $ 1,988,396       $2,069,443
Stolt Offshore                             1,484,545        1,560,263        1,447,475
Stolt Sea Farm                               454,305          414,220          324,902
Corporate and Other                            7,601            8,995            8,883
                                         -----------     ------------      -----------
    TOTAL                                $ 3,847,267      $ 3,971,874       $3,850,703
                                         ===========     ============      ===========
----------------------------------------------------------------------------------------

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

7. SALE AND LEASEBACK OF ASSETS
In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.3 million, for $97.7 million in cash proceeds less $2.0 million of transaction costs. Such tankers were also leased back, and the resulting deferred gain of $39.4 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years. These two lease arrangements are being treated as operating leases for accounting purposes. Fundings under the lease arrangement for the tankers include a special purpose entity with 3% of contributed outside equity. As of May 31, 2002, the Company was obligated to make minimum lease payments under the lease agreements for tankers of $96.6 million, expiring in 2006, and for tank containers of $30 million, expiring in 2007.

8. SNTG RESTRUCTURING PROGRAM
In early 2001, the Company embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce the cost base. One aspect of this initiative is an overhead reduction effort, announced in January 2002. The Company anticipates that the restructuring program will result in an aggregate charge of approximately $10 million during fiscal 2002 and 2003, with a total of $6.4 million incurred for severance, relocation and other costs through May 31, 2002.

9. STOLT OFFSHORE SHARE PRICE GUARANTEES
Groupe Vinci S.A., owner of the 6,142,857 Common Shares of SOSA issued as partial consideration in the acquisition of ETPM S.A. in December 1999, advised SOSA of its intention to sell all of the shares as permitted by the ETPM S.A. acquisition agreement. SOSA repurchased the above mentioned shares from Groupe Vinci S.A. in May 2002 at the minimum guaranteed price of $18.50 per share. The transaction, with a guaranteed value of $113.6 million, was funded through the use of existing cash and credit facilities of SOSA and SNSA, with $65 million representing an internal financing from SNSA to SOSA.

Also, in February 2002 SOSA repurchased 249,621 Common Shares from NKT Holdings A/S at a guaranteed price of $13.65 per share. This transaction had a guaranteed value of $3.4 million.

The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

                                                                                               Settlement of
                                                                             Repurchase of     share price
                                               Market price     Number of    shares by         guarantees by
                                Guaranteed     on date of       Shares       Stolt Offshore    Stolt Offshore      Total Paid
                                price          repurchase       purchased    (IN THOUSANDS)    (IN THOUSANDS)     (IN THOUSANDS)
                                -----------    -----------      ---------    --------------    --------------     --------------
NKT Holdings A/S                $  13.65       $  7.05          $   249,621    $   1,760         $   1,647          $   3,407
Groupe Vinci S.A.               $  18.50       $  8.70            6,142,857       53,443            60,200            113,643
                                --------       -------          -----------    ------------      ----------         ---------
                                                                  6,392,478    $  55,203         $  61,847          $ 117,050
                                                                ===========    ============      ==========         =========

As a result of the settlement of the share price guarantees by Stolt Offshore, the Company recorded the increase of its economic interest in SOSA as a reduction of SNSA's Paid-in Surplus of $29,372.

In June 2002, SNSA converted $24 million of the intercompany debt, owed by SOSA to SNSA, to 3 million Common Shares of SOSA at the exchange price of $8 per share. SNSA holds a 59% economic interest in SOSA after the above transactions.

10. SUBSEQUENT EVENT
In the third quarter of 2002, SNTG entered into agreements with various Japanese shipowners for the charter hire of seven parcel tankers with anticipated deliveries in 2003 through 2005. These newbuildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, that are for an initial minimum period of approximately 5 years and include extension and purchase options, the Company has time charter commitments for these operating leases of approximately $190 million for the period of 2003 through 2010.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      STOLT-NIELSEN S.A.

Date:  September 18, 2002                By : /s/   Alan B. Winsor
                                       ----------------------------------------
                                         Name: Alan B. Winsor, Attorney-in-Fact


















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